EXHIBIT 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

As of June 30, 2026 and December 31, 2025 and

For the six-month periods ended June 30, 2026 and 2025

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Contents

June 30, 2026 and December 31, 2025

Financial statements:
Unaudited Condensed consolidated statements of financial position	1
Unaudited Condensed consolidated statements of comprehensive income	2
Unaudited Condensed consolidated statement of changes in stockholders' equity	3
Unaudited Condensed consolidated statements of cash flows	4
Notes to the unaudited condensed consolidated interim financial statements	5 to 21

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position

As of June 30, 2026 and December 31, 2025

Thousands of Mexican pesos

		2026	2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	6	$11,641,384	$11,116,335
Restricted cash and cash equivalents	6	1,936,820	2,041,027
Accounts receivable – Net	7	2,642,261	2,562,309
Receivable from third parties	7	100,696	100,696
Recoverable income taxes	7	1,097,880	1,112,994
Creditable value added tax	7	166,536	160,132
Inventory	7	70,414	93,237
Other assets	7	829,536	691,057
Total current assets		18,485,527	17,877,787
NON-CURRENT ASSETS:
Land, furniture and equipment – Net	8	310,124	303,068
Investment properties – Net	9	12,187,235	12,758,949
Intangible assets, airport concessions and goodwill – Net	10	58,716,005	58,022,949
Investment accounted for using the equity method		281,659	283,108
Total assets		$89,980,550	$89,245,861
Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
Bank loans	13	$15,867,018	$220,356
Short term debt		404,718	405,494
Lease liabilities	11	1,269,421	1,394,981
Income tax payable	15	250,389	423,644
Accounts payable and accrued expenses	12	3,543,394	3,458,705
Total current liabilities		21,334,940	5,903,180
NON-CURRENT LIABILITIES:
Bank loans	13	2,423,441	18,396,343
Long-term debt	13	8,084,526	8,464,370
Lease liabilities	11	6,404,691	6,720,103
Deferred income tax	15	3,192,425	3,278,190
Employee benefits obligations		84,179	77,309
Total liabilities		41,524,202	42,839,495
STOCKHOLDERS' EQUITY:
Capital stock	14	7,767,276	7,767,276
Capital reserves		2,542,227	2,542,227
Other comprehensive loss		(951,421)	(788,686)
Retained earnings		32,096,681	29,987,071
Controlling interest		41,454,763	39,507,888
Non-controlling interest		7,001,585	6,898,478
Total stockholders' equity		48,456,348	46,406,366
Total liabilities and stockholders' equity		$89,980,550	$89,245,861

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income - by Expense Function

For the six and three-month periods ended June 30, 2026 and 2025

Thousands of Mexican pesos

	Six months period ended		Three months period ended
	June 30,		June 30,
	2026	2025	2Q 2026	2Q 2025
Revenue (Notes 3 and 4):
Aeronautical services	$9,667,632	$10,019,456	$4,543,262	$4,816,236
Non-aeronautical services	6,031,129	5,585,424	2,864,520	2,615,686
Construction services	2,679,166	1,898,027	2,171,182	1,283,510
Total revenue	18,377,927	17,502,907	9,578,964	8,715,432
Operating costs and expenses (Note 5):
Cost of aeronautical and non-aeronautical services	(6,905,411)	(5,911,991)	(3,390,700)	(2,929,522)
Cost of construction services	(2,679,166)	(1,898,027)	(2,171,182)	(1,283,510)
Administrative expenses	(215,396)	(179,055)	(127,004)	(88,392)
Total operating costs and expenses	(9,799,973)	(7,989,073)	(5,688,886)	(4,301,424)
Operating profit	8,577,954	9,513,834	3,890,078	4,414,008
Interest income	587,956	847,682	429,015	383,749
Interest expense	(1,532,309)	(574,114)	(837,302)	(329,116)
Exchange income on foreign currency	643,480	92,673	140,494	45,415
Exchange loss on foreign currency	(863,865)	(1,464,315)	(392,418)	(1,202,929)
Share of loss of investments accounted for using the equity method	(1,233)	(1,401)	(369)	(391)
Fair value gain (loss)	87,878	-	49,510	-
Net income before income taxes	7,499,861	8,414,359	3,279,008	3,310,736
Income tax	(2,188,891)	(2,505,958)	(894,446)	(1,040,554)
Net income for the period	$5,310,970	$5,908,401	$2,384,562	$2,270,182
Net income attributable to:
Controlling interest	5,109,610	5,660,598	2,295,051	2,144,814
Non-controlling interest	201,360	247,803	89,511	125,368
Other comprehensive income:
Items that will be reclassified to income:
Effect of foreign currency translation – that may be reclassified subsequently to income	(260,988)	(1,292,493)	(234,891)	(890,514)
Other comprehensive loss for the period	(260,988)	(1,292,493)	(234,891)	(890,514)
Total comprehensive income for the period	$(260,988)	(1,292,493)	$(234,891)	(890,514)
Total comprehensive income attributable to:	5,049,982	4,615,908	2,149,671	1,379,668
Controlling interest	4,946,875	4,811,383	2,055,715	1,584,650
Non-controlling interest	103,107	(195,475)	93,956	(204,982)
Basic and diluted earnings per share expressed in Mexican pesos (Note 14)	17.032	18.869	7.655	7.149

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and s0075bsidiaries

Unaudited Condensed Consolidated Statement of Changes in Stockholders' Equity

Six-month periods ended June 30, 2026 and 2025

Thousands of Mexican pesos

Movement	Capital stock	Legal reserve	Reserve for repurchase of shares	Other comprehensive income (loss)	Retained earnings	Controlling interest	Non- controlling interest	Total stockholders' equity
Balances at January 1, 2025	7,767,276	2,542,227	23,191,198	391,485	20,320,736	54,212,922	7,399,703	61,612,625
Net income for the period					5,660,598	5,660,598	247,803	5,908,401
Other comprehensive loss and other movements				(849,215)		(849,215)	(443,278)	(1,292,493)
Total comprehensive income (loss)				(849,215)	5,660,598	4,811,383	(195,475)	4,615,908
Transfer of reserve for repurchase of shares			(23,191,198)		23,191,198
Dividends declared					(24,000,000)	(24,000,000)		(24,000,000)
Balances at June 30, 2025	7,767,276	2,542,227		(457,730)	25,172,532	35,024,305	7,204,228	42,228,533

Balances at January 1, 2026	7,767,276	2,542,227		(788,686)	29,987,071	39,507,888	6,898,478	46,406,366
Net income for the period					5,109,610	5,109,610	201,360	5,310,970
Other comprehensive loss and other movements				(162,735)		(162,735)	(98,253)	(260,988)
Total comprehensive income (loss)				(162,735)	5,109,610	4,946,875	103,107	5,049,982
Dividends declared and paid					(3,000,000)	(3,000,000)		(3,000,000)
Balances at June 30, 2026	7,767,276	2,542,227		(951,421)	32,096,681	41,454,763	7,001,585	48,456,348

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

Six-month periods ended June 30, 2026 and 2025

Thousands of Mexican pesos

		2026	2025
Operating activities
Income before income taxes		$7,499,861	$8,414,359
Adjustments for:
Depreciation and amortization		1,601,001	1,235,699
Share of loss of investments accounted for using the equity method		1,233	1,400
Interest income		(587,956)	(847,682)
Interest expense		1,532,309	574,115
Exchange loss		784,192	336,708
Exchange gain		(633,203)	(286,492)
Subtotal		10,197,437	9,428,107
Changes in operating assets and liabilities:
Accounts receivable		79,952	883,799
Recoverable taxes and other current assets		106,946	1,045,818
Income taxes paid		(2,824,188)	(4,262,760)
Trade accounts payable and accrued expenses		86,277	(1,286,544)
Net cash flows provided by operating activities		$7,646,424	$5,808,420
Investing activities
Redemption of investments in financial instruments		-	1,537,688
Restricted cash		76,600	(39,197)
Investments in machinery, furniture, equipment and concession improvements	8	(2,494,627)	(2,035,750)
Interest received		587,956	846,886
Net cash flows (used in) provided by investing activities		$(1,830,071)	$309,627
Financing activities
Proceeds from bank loans	13	-	9,500,000
Restricted cash		27,607	126,298
Repayment of bank loans	13	(323,875)	-
Repayment of long-term debt	13	(129,328)	(133,573)
Lease payments - Principal portion	11	(456,160)	(5,709)
Interest paid		(1,334,687)	(509,048)
Dividends paid	14	(3,000,000)	(15,000,000)
Net cash flows used in financing activities		$(5,216,443)	$(6,022,032)
Net increase in cash and cash equivalents		599,910	96,015
Cash and cash equivalents at the beginning of the period		11,116,335	20,083,457
Exchange loss on cash and cash equivalents		(74,861)	(363,604)
Cash and cash equivalents at the end of the period		$11,641,384	$19,815,868

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Figures expressed in thousands of Mexican pesos (Ps$), thousands of U.S. dollars (USD$) and thousands of Colombian pesos (COP$), except for number of shares, earnings per share and exchange rates.

Note 1 - General information and significant events:

Grupo Aeroportuario del Sureste, S. A. B. de C. V. (the Company or ASUR) and its subsidiaries (collectively, the Group) operate nine airports in southeastern Mexico, the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, six airports in Colombia and commercial programs at selected airport terminals in the United States. The Company’s Series B shares are listed on the Mexican Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

1.1 Sustainability and climate-related matters

The Group’s Sustainability Committee oversees the sustainability strategy, proposed targets, mitigation and adaptation initiatives and the sustainability report. The Group’s principal physical climate risks include extreme heat, which can increase electricity consumption for cooling systems, and hurricanes, particularly for Cancún and San Juan. Principal transition risks include higher airline operating costs that could affect passenger demand, higher electricity costs and requirements to incorporate renewable energy.

Management evaluated the measures and actions implemented in response to sustainability and climate-related risks and concluded that their financial effects were reflected in the estimates and judgments applied in these condensed consolidated interim financial statements. No additional material financial impact was identified at June 30, 2026.

1.2 Seasonality and passenger traffic

Passenger traffic and the Group’s results are affected by seasonal travel patterns. Results for an interim period are therefore not necessarily indicative of the results for the full year. Passenger traffic for the six-month periods ended June 30 was as follows:

Passengers (thousands)	Six months period ended June 30, 2026	Six months period ended June 30, 2025	Three months period ended June 30, 2026	Three months period ended June 30, 2025
Domestic – Mexico	9,396	9,516	4,850	4,935
Domestic – Aerostar	6,151	6,351	3,009	3,123
Domestic – Airplan	6,754	6,252	3,302	3,173
Total domestic passengers	22,301	22,119	11,161	11,231
International – Mexico	11,054	11,446	4,661	5,081
International – Aerostar	834	838	445	456
International – Airplan	2,025	1,934	983	966
Total international passengers	13,913	14,218	6,089	6,503
Total passengers	36,214	36,337	17,250	17,734

Note 2 - Basis of preparation and material accounting policy information:

These condensed consolidated interim financial statements as of June 30, 2026, December 31, 2025 and for the three and six-month periods ended June 30, 2026 and 2025 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. These condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (”IFRS Accounting Standards”) do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025, and any public announcements made by the Company during the interim reporting period. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group’s financial position and performance since the last annual consolidated financial statements.

The same accounting policies, presentation and methods of computation applied in the annual consolidated financial statements for 2025 have been applied in these condensed consolidated interim financial statements, except for the Income tax (see note 15) and the adoption of amended IFRS Accounting Standards effective from January 1, 2026. These financial statements have been prepared on a going concern basis and principally under the historical cost convention, except for investment properties and other items measured at fair value in accordance with the applicable IFRS Accounting Standards.

2.1 Use of estimates and judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis, and revisions are recognized in the period in which the estimates are revised and in any future periods affected. Material changes in judgments and estimates during the period are described in Notes 9, 10, 15 and 19.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

2.2 New and amended IFRS Accounting Standards effective in 2026

Pronouncement	Principal requirement	Effect on the Group
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments	Clarify recognition and derecognition dates, the SPPI assessment and disclosures for instruments with contractual terms that can change cash flows.	No material impact identified

Annual Improvements to IFRS Accounting Standards - Volume 11	Amend IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7.	No material impact identified

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity	Amend the own-use and hedge accounting requirements and introduce targeted IFRS 7 disclosures.	No material impact identified

IFRS Interpretations Committee agenda decisions published through June 30, 2026	Include decisions addressing transaction costs under IFRS 9, certain IFRS 16 arrangements and fair presentation under IAS 1.	No material impact identified

2.3 Standards issued but not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements, is effective for annual reporting periods beginning on or after January 1, 2027. The Group is assessing the effects on the structure of the statement of profit or loss, classification of income and expenses, required subtotals, aggregation and disaggregation and disclosures for management-defined performance measures. The Group currently reports EBITDA and adjusted EBITDA measures outside the financial statements and is evaluating whether those measures will meet the definition of management-defined performance measures. IFRS 18 will be applied retrospectively, including to the 2025 and 2026 comparative information presented in the 2027 interim and annual financial statements.

IFRS 19, Subsidiaries without Public Accountability: Disclosures, is also effective from January 1, 2027. The parent company is not eligible to apply IFRS 19 in its consolidated financial statements. The Group is evaluating whether eligible subsidiaries will be permitted to apply the reduced disclosure requirements in their separate financial statements. Such application would not affect the Group’s consolidated financial statements.

IFRS 20, Regulatory Assets and Regulatory Liabilities: In May 2026, the IASB issued IFRS 20, Regulatory Assets and Regulatory Liabilities, which establishes accounting requirements for entities subject to regulatory agreements that determine the amount an entity is entitled to charge customers for goods or services supplied and the timing of when that compensation is included in the amounts charged to customers. IFRS 20 requires an entity within its scope to recognize regulatory assets and regulatory liabilities arising from differences in timing between the recognition of compensation for goods or services supplied and the inclusion of that compensation in the amounts charged to customers. The Standard also establishes requirements for the measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. IFRS 20 is effective for annual reporting periods beginning on or after January 1, 2029, with earlier application permitted, and will replace IFRS 14, Regulatory Deferral Accounts.

Group is currently assessing and identifying all the potential impacts that the adoption of the new standard will have on the consolidated financial statements and notes.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Note 3 - Segment information:

The chief operating decision maker reviews financial information for Cancún, Aerostar, Airplan, ASUR Airports, Mérida, Villahermosa, Services and Other operations. Following the acquisition of ASUR Airports LLC on December 11, 2025, ASUR Airports is presented as a separate reportable segment beginning in 2026 because its results are regularly reviewed separately by the chief operating decision maker and are material to an understanding of the Group’s commercial operations in the United States. Accordingly, there is no corresponding ASUR Airports segment information for the six-month period ended June 30, 2025, as the business was not part of the Group during that period.

Segment information – 2026

Six months ended June 30, 2026	Cancún	Aerostar	Airplan	ASUR Airports	Mérida	Villahermosa	Holding & Services	Other	Eliminations	Total
Aeronautical revenue	5,346,770	1,087,696	1,325,485	-	633,464	244,739	-	1,029,478	-	9,667,632
Non-aeronautical revenue	3,147,539	1,159,036	563,975	822,410	149,438	40,101	626,757	148,630	(626,757)	6,031,129
Revenue for construction services	1,724,290	232,519	64,257	-	43,060	90,423	-	524,617	-	2,679,166
Cost of aeronautical and non-aeronautical services	(2,762,199)	(1,098,430)	(802,900)	(616,086)	(287,715)	(106,983)	(32,818)	(439,432)	626,757	(5,519,806)
Cost of construction services	(1,724,290)	(232,519)	(64,257)	-	(43,060)	(90,423)	-	(524,617)	-	(2,679,166)
Operating profit	5,330,104	761,689	538,716	206,324	411,071	149,227	593,936	586,887	-	8,577,954
Non-current assets	28,047,534	16,967,203	1,441,280	12,931,705	3,668,607	1,513,605	40,873,911	8,307,403	(42,256,225)	71,495,023
Total Assets	36,684,485	20,128,804	3,659,871	13,794,414	4,442,890	1,845,812	41,522,385	10,158,114	(42,256,225)	89,980,550
Total Liabilities	21,677,712	10,204,005	809,644	8,139,123	77,775	114,064	118,636	383,243	-	41,524,202
Improvements to assets under concession and acquisition of furniture and equipment in the period	1,557,564	252,989	64,412	4,083	40,062	95,541	-	479,976	-	2,494,627
Depreciation and amortization	(402,006)	(386,613)	(547,844)	-	(84,116)	(28,630)	(3)	(151,789)	-	(1,601,001)
Revenue recognized. At a point in time:
Aeronautical revenue	4,515,197	690,846	1,323,913	-	665,933	219,464	-	937,802	-	8,353,156
Non-aeronautical revenue	699,190	735,88	1,364,998	-	-	-	-	-	-	2,800,076
Total	5,214,387	1,426,734	2,688,911	-	665,933	219,464	-	937,802	-	11,153,232
Over a period of time:
Aeronautical revenue	831,573	396,850	1,572	-	32,469	25,275	-	91,676	-	1,314,476
Non-aeronautical revenue	2,448,349	423,148	801,023	822,410	149,438	40,101	626,757	148,630	626,757	3,231,053
Revenue for construction services	1,724,290	232,519	64,257	-	43,060	90,423	-	524,617	-	2,679,166
Total	5,004,212	1,052,517	735,194	822,410	160,029	155,799	626,757	764,923	626,757	7,224,695

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Segment information – 2025

Six months ended June 30, 2025	Cancún	Aerostar	Airplan	Mérida	Villahermosa	Holding & Services	Other	Eliminations	Total
Aeronautical revenue	5,575,498	1,221,669	1,376,195	584,006	228,394	-	1,033,694	-	10,019,456
Non-aeronautical revenue	3,495,966	1,225,304	516,375	147,993	42,632	612,760	157,154	(612,760)	5,585,424
Revenue for construction services	1,295,212	229,565	6,894	49,455	18,660	-	298,241	-	1,898,027
Cost of aeronautical and non-aeronautical services	(2,738,785)	(1,139,629)	(774,281)	(268,626)	(107,637)	(23,965)	(415,184)	612,760	(4,855,347)
Cost of construction services	(1,295,212)	(229,565)	(6,894)	(49,455)	(18,660)	-	(298,241)	-	(1,898,027)
Operating profit	5,943,551	913,927	903,212	387,587	136,452	582,232	640,316	-	9,513,834
Non-current assets	23,530,649	18,173,163	2,711,399	3,639,121	1,313,182	43,479,951	6,945,366	(44,773,303)	55,019,528
Total Assets	40,138,001	21,809,038	4,198,477	4,157,449	1,583,235	44,134,699	9,250,564	(44,773,303)	80,498,190
Total Liabilities	15,435,350	11,170,057	2,046,665	53,343	82,268	9,166,246	315,728	-	38,269,657
Improvements to assets under concession and acquisition of furniture and equipment in the period	1,313,031	249,600	6,916	55,397	18,417	-	392,389	-	2,035,750
Depreciation and amortization	(389,128)	(393,417)	(215,077)	(75,786)	(26,937)	(6)	(135,348)	-	(1,235,699)
Recognition of revenue at a point in time.
Aeronautical revenue	4,715,789	678,580	1,102,904	488,857	205,584	-	878,756	-	8,070,470
Non-aeronautical revenue	630,477	268,590	-	-	-	-	-	-	899,067
Total	5,346,266	947,170	1,102,904	488,857	205,584	-	878,756	-	8,969,537
Over a period of time:
Aeronautical revenue	859,710	543,089	273,291	95,149	22,810	-	154,937	-	1,948,986
Non-aeronautical revenue	2,865,490	956,714	516,375	147,993	42,632	612,760	157,153	(612,760)	4,686,357
Revenue for construction services	1,295,212	229,565	6,894	49,455	18,660	-	298,241	-	1,898,027
Total	5,020,412	1,729,368	796,560	292,597	84,102	612,760	610,331	(612,760)	8,533,370

Aerostar is located in Puerto Rico, Airplan is located in Colombia and ASUR Airports is located in the United States. Segment assets and liabilities are presented only because those measures are regularly provided to the chief operating decision maker and changed materially from the amounts disclosed at December 31, 2025.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

3.1 Significant non-controlling interests

The Group holds a 60% interest in Aerostar. The summarized financial information of Aerostar, before intercompany eliminations, was as follows:

Aerostar - summarized financial position	June 30, 2026	December 31, 2025
Cash and cash equivalents	663,136	323,859
Restricted cash and cash equivalents	1,936,820	2,041,027
Other current assets	454,830	395,851
Total current assets	3,054,786	2,760,737
Other current liabilities	(1,080,960)	(1,211,118)
Working capital	1,973,826	1,549,619
Property and equipment - Net	226,853	230,356
Intangible assets - Net	11,896,865	12,290,973
Other non-current assets	123,257	71,379
Long-term debt	(8,084,526)	(8,464,370)
Other non-current liabilities	(12,535)	(13,375)
Deferred income taxes - Net	(601,180)	(568,899)
Net assets	5,522,560	5,095,683

Aerostar - summarized results	Six month June 30, 2026	Six month June 30, 2025	Three month June 30, 2026	Three month June 30, 2025
Revenue	2,479,250	2,676,538	1,220,259	1,354,837
Operating costs and expenses	(1,637,912)	(1,676,742)	(834,910)	(852,656)
Comprehensive financing result - Net	(213,653)	(245,248)	(105,537)	(118,109)
Income tax	(49,194)	(57,758)	(22,982)	(35,304)
Net income	578,491	696,790	256,830	348,768
Foreign currency translation effect	(151,612)	(563,432)	(159,747)	(470,988)
Total comprehensive income	426,879	133,358	97,083	(122,220)

Note 4 - Revenue from contracts with customers and lease income:

	For the six – month periods ended		For the three – month periods ended
Revenue category	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Passenger charges	7,601,998	7,811,967	3,667,801	3,771,606
Landing fees	754,536	817,318	347,283	374,766
Apron services	488,928	501,240	216,008	225,126
Security services	94,003	94,679	43,575	44,575
Baggage inspection	306,918	314,639	142,686	149,431
Passenger walkways	337,474	399,137	143,372	212,516
Temporary counters	17,879	17,556	8,359	8,399
Other airport services	270,356	289,347	131,826	136,703
Total regulated services	9,872,092	10,245,883	4,700,910	4,923,122
Retail sales	886,644	899,067	400,080	424,080
Non-permanent ground transportation access	55,754	54,148	25,821	26,173
Car parking	277,437	291,434	144,774	144,880
Other services	210,644	163,871	33,704	72,968
Non-regulated revenue from contracts with customers	1,430,479	1,408,520	604,415	668,101
Commercial lease and sublease income	4,396,190	3,950,477	2,102,493	1,849,699
Total non-regulated services	5,826,669	5,358,997	2,706,908	2,508,800
Construction services	2,679,166	1,898,027	2,171,182	1,283,510
Total revenue	18,377,927	17,502,907	9,578,964	8,715,432

Regulated revenue by country was Ps$7,458,911 in Mexico, Ps$1,087,696 in Aerostar and Ps$1,325,485 in Airplan for the six-month period ended June 30, 2026 (2025: Ps$7,648,019, Ps$1,221,669 and Ps$1,376,195, respectively).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Regulated revenue by country was Ps$3,537,383 in Mexico, Ps$521,327 in Aerostar and Ps$642,200 in Airplan for the three-month period ended June 30, 2026 (2025: Ps$3,648,716, Ps$619,385 and Ps$655,021, respectively).

Commercial lease and sublease income by activity

	For the six – month periods ended
Commercial activity	Six month June 30, 2026	Six month June 30, 2025	Three month June 30, 2026	Three month June 30, 2025
Duty free stores	1,406,920	1,520,489	647,255	710,597
Food and beverages	1,196,854	822,451	585,861	385,254
Advertising	109,879	101,760	54,391	49,956
Car rental	718,585	851,365	326,469	387,583
Banks and currency exchange services	40,330	55,332	18,174	22,944
Teleservices	12,327	13,661	6,483	5,158
Ground transportation	98,899	97,229	45,706	45,831
Other services	812,396	488,190	418,154	242,376
Total commercial lease and sublease income	4,396,190	3,950,477	2,102,493	1,849,699

Construction service revenue by geography

Geography	Six month June 30, 2026	Six month June 30, 2025	Three month June 30, 2026	Three month June 30, 2025
Mexico	2,382,390	1,661,568	1,990,598	1,138,916
Aerostar	232,519	229,565	118,092	140,791
Airplan	64,257	6,894	62,492	3,803
Total construction services	2,679,166	1,898,027	2,171,182	1,283,510

At December 31, 2025, undiscounted future fixed minimum lease income under non-cancellable commercial arrangements was as follows. The total included Ps$6,509,541 related to ASUR Airports LLC:

Year	Minimum lease income
2026	2,729,225
2027	4,459,063
2028	3,403,997
2029	1,415,386
2030	1,006,852
2031 to 2034	2,149,383
Total	15,163,906

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Note 5 - Costs and expenses by nature:

	For the six – month periods ended		For the three – month periods ended
Cost or expense	June 30, 2026	June 30, 2025	June 30, 2026,	June 30, 2025,
Short-term employee benefits	1,167,741	1,049,948	595,209	544,801
Electricity	271,647	284,102	147,236	145,685
Maintenance and conservation	434,272	431,697	243,621	222,932
Professional fees	280,440	193,198	98,458	101,850
Insurance and surety bonds	150,114	164,598	72,860	79,297
Security services	342,613	309,126	171,535	157,602
Cleaning services	233,875	222,973	91,929	114,085
Technical assistance fees	198,604	213,436	89,754	98,507
Concession fees and Airport Use Right (DUAC)	1,378,135	1,487,100	641,138	699,285
Depreciation and amortization	1,601,001	1,235,699	814,564	610,912
Commercial goods consumed	296,007	297,958	134,675	139,176
Construction services	2,679,166	1,898,027	2,171,182	1,283,510
Employee profit sharing	61,070	65,780	33,507	38,668
Termination benefits	8,991	4,549	4,735	2,512
Expected credit loss allowance	50,771	6,663	44,493	-
Other	645,526	124,219	333,990	62,602
Total operating costs and expenses	9,799,973	7,989,073	5,688,886	4,301,424

Concession fees and DUAC for the six-month period ended June 30, 2026 consisted of Ps$906,700 in Mexico, Ps$360,849 in Airplan and Ps$110,586 in Aerostar (2025: Ps$1,007,715, Ps$360,724 and Ps$118,661, respectively).

Concession fees and DUAC for the three-month period ended June 30, 2026 consisted of Ps$409,030 in Mexico, Ps$177,052 in Airplan and Ps$55,055 in Aerostar (2025: Ps$470,155, Ps$171,456 and Ps$57,674, respectively).

The increase in other costs primarily reflects the consolidation of ASUR Airport, effective December 10, 2025. The increase for the period from January to June 2026 primarily includes lease costs of Ps$456,160, as well as other minor variable lease contracts (ORD and JFK T1). On a consolidated basis, the provision for expected credit losses amounts to Ps$45,615.

Note 6 - Cash equivalents and restricted cash:

Concept	June 30, 2026	December 31, 2025
Cash at banks and on hand	4,748,176	4,258,090
Short-term investments	6,893,208	6,858,245
Cash and cash equivalents	11,641,384	11,116,335
Debt service and operating reserves - Aerostar	1,265,755	1,293,363
Passenger Facility Charges restricted for approved projects	671,065	747,664
Restricted cash and cash equivalents	1,936,820	2,041,027

Note 7 - Financial assets and other current assets:

7.1 Accounts receivable

Concept	June 30, 2026	December 31, 2025
Gross trade receivables	2,988,920	2,888,148
Expected credit loss allowance	(346,659)	(325,839)
Accounts receivable – Net	2,642,261	2,562,309

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Movement in expected credit loss allowance

Movement	Amount
As of December 31, 2025	325,839
Increase – Mexico	12,660
Increase – Aerostar	32,019
Application – Aerostar	(5,156)
Foreign currency translation – Aerostar	(442)
Write-off – Airplan	(32,671)
Foreign currency translation – Airplan	8,318
Increase - ASUR Airports	6,092
As of June 30, 2026	346,659

No material impairment in the overall credit risk profile was identified during the period, except for specific customer matters reflected in the expected credit loss allowance above.

7.2 Other current assets

Concept	June 30, 2026	December 31, 2025
Document receivable	100,696	100,696
Income taxes recoverable	1,097,880	1,112,994
Value-added tax, inventory and other current assets	1,066,486	944,426
Document receivable and Recoverable taxes and other current assets	2,265,062	2,158,116

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Note 8 - Land, furniture and equipment - Net:

Class	January 1, 2026	Foreign currency Translation	Additions / disposals	June 30, 2026
Land	195	16	-	211
Furniture and equipment	182,764	(95)	16,396	199,065
Machinery and equipment	204,123	(6,245)	20,162	218,040
Computer equipment	201,782	(6,311)	33,696	229,167
Transportation equipment	60,978	(2,532)	33,121	91,567
Leasehold improvements	193,882	(5,221)	(37,709)	150,952
Accumulated depreciation	(540,656)	13,603	(51,825)	(578,878)
Total	303,068	(6,785)	13,841	310,124

Depreciation expense on land, furniture and equipment was Ps$51,825 for the six-month period ended June 30, 2026 (2025: Ps$44,921). Depreciation of right-of-use assets included in this note was Ps$3,669 (2025: Ps$3,526). Total capital expenditures, including concession assets and investment properties, are disclosed in Note 3.

Depreciation expense on land, furniture and equipment was Ps$26,477 for the three-month period ended June 30, 2026 (2025: Ps$22,623). Depreciation of right-of-use assets included in this note was Ps$1,862 (2025: Ps$1,799). Total capital expenditures, including concession assets and investment properties, are disclosed in Note 3.

Note 9 - Investment properties - Net:

Investment properties comprise rights and improvements related to commercial premises operated by ASUR Airports at LAX, ORD and JFK. Right-of-use assets that meet the definition of investment property are presented in this line item and measured subsequently at fair value in accordance with IAS 40. Changes in fair value are recognized in profit or loss. The fair value measurement is classified within Level 3 of the fair value hierarchy.

Component	December 31, 2025	Foreign currency Translation	Net additions / reclassifications	June 30, 2026
Leasehold improvements	843,878	(24,935)	218,209	1,037,152
Construction in progress	993,967	(29,369)	(195,761)	768,837
Fair value adjustment component	2,824,479	(83,457)	-	2,741,022
Subtotal - improvements and fair value	4,662,324	(137,761)	22,448	4,547,011
Right-of-use assets classified as investment property	8,096,625	(239,240)	(217,161)	7,640,224
Total investment properties	12,758,949	(377,001)	(194,713)	12,187,235

Fair value is determined principally by using discounted cash flow techniques based on contractual rental income, expected occupancy, operating costs, capital expenditures, terminal values and market participant discount rates. Independent external valuation specialists support management’s valuation. The principal unobservable inputs at the latest valuation date were as follows:

Property	Discount rate	Investment horizon (years)
LAX	8.75%	12.7
ORD	8.75%	13.7
JFK T1	11.75%	13.11
JFK T8	9.00%	11.1

Based on the December 31, 2025 valuation, a one percentage point increase in the discount rates would have decreased the fair value by approximately Ps$781,638, while a one percentage point decrease would have increased the fair value by approximately Ps$646,182. The sensitivity is presented to illustrate the effect of a reasonably possible change and should be updated for the June 30, 2026 valuation if the underlying cash-flow projections or valuation assumptions changed materially.

Note 10 - Intangible assets, airport concessions and goodwill - Net:

Class	January 1, 2026	Foreign currency Translation	Additions / amortization	Transfers	June 30, 2026
Airport concessions – regulated	64,480,425	(132,925)	21,331	1,215,065	65,583,896
Contract assets	7,444,549	(30,062)	2,676,212	(1,215,065)	8,875,634
Advances to contractors	1,446,401	13,177	(108,551)	-	1,351,027
Licenses and direct commercial operations	599,311	-	42,308	-	641,619
Commercial rights - non-regulated	5,868,367	(173,399)	-	-	5,694,968
Goodwill	2,944,756	(67,056)	71,933	-	2,949,633
Accumulated amortization	(24,760,860)	(70,736)	(1,549,176)	-	(26,380,772)
Total	58,022,949	(461,001)	1,154,057	-	58,716,005

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Amortization expense was Ps$1,549,176 for the six-month period ended June 30, 2026 (2025: Ps$1,190,778). The expense included Ps$623,041 related to Mexican concessions, Ps$342,819 related to Aerostar, Ps$547,536 related to Airplan and Ps$35,780 related to licenses and direct commercial operations.

Amortization expense was Ps$788,087 for the three-month period ended June 30, 2026 (2025: Ps$588,289). The expense included Ps$402,251 related to Mexican concessions, Ps$154,722 related to Aerostar, Ps$215,374 related to Airplan and Ps$15,740 related to licenses and direct commercial operations.

As a result of a change in estimate made in 2025, the regulated component of the Airplan concession is amortized over the period through 2027, based on the expected regulated revenue pattern, while the non-regulated component is amortized on a straight-line basis through 2032. Management reassessed this estimate at June 30, 2026 and confirmed the following change Ps.332,767.

Goodwill by cash-generating unit

Cash-generating units	June 30, 2026	December 31, 2025
Aerostar	834,578	859,989
Airplan	1,370,585	1,412,229
ASUR Airports	744,470	672,538
Total goodwill	2,949,633	2,944,756

Management reviewed indicators of impairment for goodwill and indefinite-lived assets at June 30, 2026. No impairment indicators were identified.

Note 11 - Lease liabilities:

Concept	June 30, 2026	December 31, 2025
Current lease liabilities	1,269,421	1,394,981
Non-current lease liabilities	6,404,691	6,720,103
Total lease liabilities	7,674,112	8,115,084
Depreciation	3,669	7,146
Interest Expense	238,812	39,031

Current lease liabilities principally comprise approximately Ps$1,235,540 related to commercial spaces subleased to third parties and Ps$33,878 related to vehicles and other leases. Non-current lease liabilities relate primarily to U.S. airport commercial arrangements was Ps$6,404,691. Interest expense on lease liabilities was approximately Ps$238,812 for the six-month period ended June 30, 2026.

Depreciation expense on right-of-use assets for the three-month period ended June 30, 2026 was Ps$1,862, and interest expense on lease liabilities was approximately Ps$118,294 for the three-month period ended June 30, 2026.

Depreciation expense on right-of-use assets for the three-month and six-month period ended June 30, 2025 was Ps$1,530 and Ps.$3,064 respectively, and interest expense on lease liabilities was approximately Ps$1,660 and Ps.$3,250 for the three-month and six-month period ended June 30, 2025, respectively.

The LAX and JFK T8 arrangements include fixed or in-substance fixed payments and are measured as lease liabilities. Certain ORD and JFK T1 arrangements contain variable payments linked to passenger volumes and do not result in recognized lease liabilities to the extent that the payments are not fixed or in-substance fixed. These rents are presented in the Note 5 as a rental costs. Right-of-use assets held to earn rentals are presented as investment properties in Note 9.

Reconciliation of liabilities arising from financing activities

Movement
Opening balance	8,115,084
Interest accrued	238,812
Interest paid	(233,837)
Principal payments	(456,160)
Foreign currency translation	10,213
Closing balance	7,674,112

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Note 12 - Trade accounts payable, accrued expenses and other payables:

Concept	June 30, 2026	December 31, 2025
Trade accounts payable	614,529	624,413
Taxes payable	626,622	535,837
Concession asset obligations	416,277	506,881
Related-party payable	89,754	98,507
Salaries and employee-related accruals	281,909	288,670
Other creditors for services	1,484,440	1,375,147
Contractor payables	29,863	29,250
Total trade accounts payable, accrued expenses and other payables	3,543,394	3,458,705

Note 13 - Bank loans and long-term debt:

Debt category	June 30, 2026	December 31, 2025
Bank loans – current	15,867,018	220,356
Bank loans - non-current	2,423,441	18,396,343
Aerostar debt – current	404,718	405,494
Aerostar debt - non-current	8,084,526	8,464,370
Total interest-bearing debt	26,779,703	27,486,563

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Principal debt instruments

The composition of debt instruments as of June 30, 2026, is shown below:

Instrument	Carrying amount	Interest rate	Maturity
Santander - Mexico	675,599	TIIEF + 1.50%	September 2027
BBVA - Mexico	1,747,842	TIIE 28-day + 1.35%	July 2029
BBVA - Mexico	9,516,008	TIIEF 28-day + 1.25%	May 2027
JPMorgan - Mexico	6,351,010	TIIEF 28-day + 0.75%	June 2027
Aerostar senior secured debt	8,489,244	4.92% to 6.75%	March 2035
Total	26,779,703

The composition of debt instruments as of December 31, 2025, is shown below:

Instrument	Carrying amount	Interest rate	Maturity
Santander - Mexico	675,820	TIIEF + 1.50%	September 2027
BBVA - Mexico	1,747,513	TIIE 28-day + 1.35%	July 2029
BBVA - Mexico	9,513,558	TIIEF 28-day + 1.25%	May 2027
JPMorgan - Mexico	6,262,780	TIIEF 28-day + 0.75%	June 2027
Aerostar senior secured debt	8,869,864	4.92% to 6.75%	March 2035
Airplan Syndicated Loan	417,028	Rediscount Rate + 1.5%/ DTF plus 4%	June 2027
Total	27,486,563

On April 22, 2026, Airplan prepaid its remaining syndicated bank loan balance of Ps$323,875 without penalty. At June 30, 2026, the Group had no bank debt in Colombia. The Mexican loan balances above include accrued interest and unamortized transaction costs. The Group recognized financing transaction costs using the effective interest method.

The Group complied with its financial covenants at June 30, 2026. The net leverage ratio for the relevant Mexican facilities was approximately 1.7 times compared with a maximum of 3.5 times, and interest coverage ratios ranged from approximately 7.9 to 11.1 times compared with the applicable minimum requirements. Aerostar’s debt service coverage ratio was approximately 1.9 times compared with its minimum requirement.

Aerostar maintained undrawn revolving facilities of USD$20 million maturing in December 2026 and USD$10 million maturing in December 2027. In connection with the contemplated Motiva Airports transaction, the Group paid a financing structuring fee of Ps$119,029. At June 30, 2026, the related USD$936 million facility had not been formally drawn.

Note 14 - Stockholders' equity, dividends and earnings per share:

Class of shares	Shares issued and outstanding	Capital stock
Series B shares	277,050,000	7,173,079
Series BB shares	22,950,000	594,197
Total	300,000,000	7,767,276

On April 23, 2026, the shareholders approved an ordinary cash dividend of Ps$3,000,000, equivalent to Ps$10.00 per share, which was paid on May 28, 2026. At the Ordinary General Meeting held on April 23, 2025, the Company's shareholders approved the payment of an ordinary cash dividend of $15,000,000, sourced from unappropriated earnings and the share repurchase reserve account; this dividend was paid on May 29, 2025. They also approved the payment of extraordinary dividends of $4,500,000 and a nominal $4,500,000, sourced from the share repurchase reserve account and they were paid on September 30, 2025, and November 27, 2025, respectively. As of June 30, 2025, approved but unpaid dividends were recognized as short-term liabilities.

Earnings per share

Concept	For the six– month periods ended, 2026	For the six– month periods ended, 2025
Net income attributable to the controlling interest	5,109,610	5,660,598
Weighted-average shares outstanding	300,000,000	300,000,000
Basic and diluted earnings per share (Mexican pesos)	17.0320	18.8687

Concept	For the three– month periods ended, 2026	For the three– month periods ended, 2025
Net income attributable to the controlling interest	2,295,051	2,144,814
Weighted-average shares outstanding	300,000,000	300,000,000
Basic and diluted earnings per share (Mexican pesos)	7.655	7.149

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

There were no potentially dilutive ordinary shares during the periods presented; therefore, basic and diluted earnings per share were the same.

Note 15 - Income taxes:

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted-average annual effective income tax rate expected for the full financial year, applied to the pre-tax income of the interim period. In addition, there were no enacted or substantially enacted tax rates to recognize the remeasurement of deferred tax balances in the interim periods. The estimated annual effective income tax rate reflects the expected mix of taxable income and applicable tax rates in the jurisdictions in which the Group operates, as well as the expected effect of permanent differences, tax incentives and other items affecting the annual effective tax rate. The estimated annual effective income tax rate is reassessed at each interim reporting date based on changes in facts and circumstances and updated expectations for the full financial year.

As of June 30, 2026, the Company operates in Mexico, Colombia, Puerto Rico, and the United States and continues to monitor developments related to the implementation of Pillar Two legislation in these jurisdictions. Based on its assessment, the Company has determined that the Pillar Two rules do not have a material effect on the Company's unaudited condensed consolidated financial position, unaudited condensed consolidated results of operations, or unaudited condensed consolidated cash flows as of and for the six-month period ended June 30, 2026.

Note 16 - Related-party transactions:

Balance	2026 / June 30, 2026	2025 / December 31, 2025
Payable to Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V.	(89,754)	(98,507)

Transaction	2026 / June 30, 2026	2025 / December 31, 2025
Technical assistance fees to Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V.	(198,604)	(400,912)
Lease expense to Cancun Airport Services, S. A. de C. V.	(3,108)	(6,717)
Commercial revenue - Autobuses de Oriente, S. A. de C. V.	9,483	18,998
Commercial revenue - Autobuses Golfo Pacífico, S. A. de C. V.	5,468	10,249
Commercial revenue - Coordinados de México de Oriente, S. A. de C. V.	2	6

The technical assistance agreement with ITA provides for a fee based on 2.5% of a defined consolidated earnings measure, subject to a minimum amount of USD$2 million adjusted for inflation, plus applicable value-added tax. Related-party transactions were conducted under the contractual terms agreed by the parties.

For the six-month period ended June 30, 2026, compensation of key management personnel was Ps$126,962 and emoluments to the Board of Directors and committees were Ps$9,293. For the year ended December 31, 2025, short-term compensation of key management personnel was Ps$191,020 and emoluments to the Board of Directors and committees were Ps$12,068.

Management determined that compensation of key management personnel for the six-month periods ended June 30, 2026 and 2025 as a follow:

Transaction	June 30, 2026	December 31, 2025
Short term salaries and other benefits paid to key personal	126,962	191,020
Fees paid to the Board of Directors and Committees	9,293	12,068

Furthermore, there were no material changes in the relevant compensation arrangements or any new material related-party arrangements during the period.

Note 17 - Commitments and contingencies:

17.1 Capital and lease commitments

Commitment	Amount	Timing / status
Mexico Master Development Program - 2026	6,056,100	Commitments determined at June 30, 2026
Mexico Master Development Program - 2027	5,905,100	Commitments determined at June 30, 2026
Mexico Master Development Program - 2028	7,656,900	Commitments determined at June 30, 2026
Future lease payments - Mexico, through two years	20,332	Contractual commitments
Future lease payments - ASUR Airports, through two years	2,271,260	Contractual commitments
JFK T8 development and concession improvements	2,652,250	Commitments determined at June 30, 2026
JFK T1 and other JFK T8 commitments	5,668,839	Commitments determined at June 30, 2026
LAX development commitment	4,261,624	Commitments determined at June 30, 2026

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

17.2 Proposed acquisition of Companhia de Participações em Concessões

On January 26, 2026, the shareholders authorized the potential acquisition of an equity interest in Companhia de Participações em Concessões ("CPC"), which has interests in airport concessions in Brazil, Ecuador, Costa Rica and Curaçao. The contemplated transaction was expected to be financed principally through debt. As of June 30, 2026, the transaction remained subject to the satisfaction of customary closing conditions and required approvals. Accordingly, no acquisition accounting has been recognized in these condensed consolidated interim financial statements. Subsequent developments are described in Note 21.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

17.3 Litigation and other contingencies

Matter	Exposure	Status
Employee profit-sharing and tax matter	99,800	Remote - no provision recognized
Competition authority proceeding	73,000	Risk assessed as remote at the latest evaluation

Management and legal counsel evaluate claims and proceedings at each reporting date. Provisions are recognized when a present obligation exists, an outflow of resources is probable and the amount can be estimated reliably. Contingent liabilities are disclosed unless the possibility of an outflow is remote.

Note 18 - Financial instruments and financial risk management:

18.1 Foreign currency risk

USD-denominated position (thousands of U.S. dollars)	June 30, 2026	December 31, 2025
Monetary assets	443,341	413,507
Monetary liabilities	(8,751)	(7,496)
Net monetary asset position	434,590	406,011

The Group is exposed to foreign currency risk primarily from its investments and operations in Puerto Rico, the United States and Colombia. Foreign currency translation effects are recognized in other comprehensive income, while exchange differences on monetary items are recognized in profit or loss, except when another IFRS Accounting Standard requires a different treatment.

18.2 Liquidity risk

Region	Cash and equivalents	Interest-bearing debt	Current lease liabilities	Non-current lease liabilities
Mexico	8,733,048	18,290,459	33,881	-
Aerostar	663,136	8,489,244	-	-
Airplan	1,784,804	-	-	-
ASUR Airports	460,396	-	1,235,540	6,404,691
Total	11,641,384	26,779,703	1,269,421	6,404,691

Concept	June 30, 2026	December 31, 2025
Current assets	18,485,527	17,877,787
Current liabilities	(21,334,940)	(5,903,180)
Net current liquidity position	(2,849,413)	11,974,607

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows

At December 31, 2025	Under 3 months	Between 3 months and one year	Between 1 and 2 years	Between 2 and 5 years
Bank loans and interest	371,975	1,121,984	17,497,589	2,037,150
Long term debt	373,370	380,934	767,626	2,281,367
Suppliers	624,413
Accounts payable and accrued expenses	1,502,904
Lease liabilities	351,412	1,054,236	865,612	2,596,836

At June 30, 2026	Under 3 months	Between 3 months and one year	Between 1 and 2 years	Between 2 and 5 years
Bank loans and interest	373,557	17,103,933	847,355	1,957,687
Long term debt	369,678	368,017	752,009	2,227,557
Suppliers	614,529
Accounts payable and accrued expenses	1,604,057
Lease liabilities	341,028	1,023,085	840,035	2,520,105

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

As of June 30, 2026 and 2025, the amount of undiscounted contractual cash flows associated with maturities greater than 5 years of long-term debt including interest amounts to Ps.10,650,000 and Ps.8,846,000, respectively.

As of June 30, 2026 and 2025, the amount of undiscounted contractual cash flows associated with lease liabilities maturing in more than 5 years amounts to Ps.6,411,913 and Ps.6,492,092.

Management monitors forecast and actual cash flows, debt maturities, covenant headroom and available committed facilities. Based on current forecasts, management expects the Group to meet its financial obligations as they fall due for at least twelve months from the authorization date.

At June 30, 2026, the Group held cash and cash equivalents of Ps.11,641,384, comprising Ps.4,748,176 of cash at banks and on hand and Ps.6,893,208 of short-term investments. These amounts represent the Group’s principal financial assets available to meet short-term liquidity requirements. See Note 6.

In addition, Aerostar maintained undrawn committed revolving credit facilities of USD$20 million maturing in December 2026 and USD$10 million maturing in December 2027. See Note 13. The availability of these facilities is subject to compliance with their applicable contractual terms and financial covenants. At June 30, 2026, the Group was in compliance with its financial covenants.

18.3 Credit risk

Credit risk arises principally from passenger charges and other amounts receivable from airlines and commercial counterparties. The Group performs ongoing credit evaluations and recognizes expected credit losses as described in Note 7. Cash and short-term investments are placed with financial institutions that management considers to have adequate credit quality.

18.4 Fair value measurements

The carrying amounts of cash and cash equivalents, trade receivables, trade accounts payable and other short-term financial instruments approximate their fair values because of their short maturities. Bank loans and Short- and Long-Term debt are measured at amortized cost; their fair values are determined using market interest rates and are classified within Level 2 of the fair value hierarchy. Investment properties are measured at fair value within Level 3, as described in Note 9.

As of June 30, 2026, the fair value of financial assets and liabilities is similar to their carrying amounts.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026 and December 31, 2025

Note 19 - Critical accounting judgments and key sources of estimation uncertainty:

The judgments and estimates that have the most significant effect on the amounts recognized in these condensed consolidated interim financial statements are consistent with those described in the 2025 annual financial statements, except for updates resulting from current-period facts and circumstances. The principal areas are summarized below.

Area	Key judgment or estimate
Revenue recognition and maximum tariff compliance	Determining the timing of satisfaction of performance obligations, estimating discounts and monitoring regulated revenue against maximum tariffs.

Useful life and amortization pattern of the Airplan concession	Estimating the expected pattern of regulated and non-regulated revenue through the concession periods.

Impairment of concessions, commercial rights and goodwill	Forecast passenger traffic, revenue growth, operating margins, discount rates, terminal values and concession terms.

Fair value of investment properties	Projected rents, occupancy, capital expenditures, operating costs, discount rates and investment horizons.

ASUR Airports purchase price allocation	Identifying acquired assets and liabilities and measuring investment properties, lease liabilities, non-controlling interests, deferred taxes and goodwill.

Interim income taxes	Estimating the weighted-average annual effective tax rate and recognizing discrete items and recoverability of deferred tax assets.

Note 20 - Reconciliation of liabilities arising from financing activities:

Movement	Aerostar debt	Bank loans
Opening balance	8,869,864	18,616,699
Interest accrued	239,868	965,751
Interest paid	(244,086)	(856,763)
Principal payments	(129,328)	(323,875)
Foreign currency translation	(247,074)	(111,353)
Closing balance	8,489,244	18,290,459

The reconciliation includes accrued interest and unamortized transaction costs. Lease liability movements are disclosed in Note 11 and should be added to this reconciliation if management concludes that a combined financing-liability reconciliation provides more useful information.

Note 21 - Events after the reporting period:

a)	On August 20, 2026, the Company’s shareholders approved a corporate reorganization to integrate into ASUR the technical assistance and technology transfer services currently provided by Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. (“ITA”). The transaction involves entities under common control and is expected to result in the issuance of approximately 7.2 million net new shares of ASUR’s capital stock. The Company does not expect the transaction to have a significant impact on its consolidated financial statements.

b)	Management evaluated events occurring after June 30, 2026 through authorization date. As described in Note 17.2, on January 26, 2026, the shareholders authorized the potential acquisition of an equity interest in Companhia de Participações em Concessões ("CPC"), which has interests in airport concessions in Brazil, Ecuador, Costa Rica and Curaçao. Subsequent to June 30, 2026, and prior to the authorization date of these condensed consolidated interim financial statements, the Group completed the acquisition of Motiva Infraestrutura de Mobilidade S.A.'s entire equity interest in CPC on September 1, 2026, following the satisfaction of all conditions precedent under the related purchase agreement. The purchase price amounted to approximately R$5.1 billion (US$992.2 million), subject to customary closing adjustments, and was financed through a loan facility arranged in connection with the acquisition. As a result of the transaction, the Group expanded its airport portfolio through interests in airports located in Brazil, Ecuador, Costa Rica and Curaçao.

As of the authorization date of these condensed consolidated interim financial statements, the determination of the fair values of the identifiable assets acquired and liabilities assumed, as well as the related purchase price allocation, had not been finalized. Accordingly, the accounting for the acquisition remains preliminary and will be completed in accordance with IFRS 3, Business Combinations, during the applicable measurement period. Because the acquisition was completed after June 30, 2026, no amounts related to the acquired business have been recognized in these condensed consolidated interim financial statements.

Except for the matter described above, management identified no events after the reporting period that required adjustment to, or material disclosure in, these condensed consolidated interim financial statements.

Note 22 - Authorization of the financial statements:

These unaudited condensed consolidated interim financial statements and the accompanying notes were authorized and proposed for issuance to the Board of Directors by Lic. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S. A. B. de C. V.